UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Zoe's Kitchen, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98979J109

(CUSIP Number)

Patrick Walsh

PW Partners Atlas Funds, LLC

141 W. Jackson Blvd., Suite 1702

Chicago, Illinois 60604

(312) 347-1709

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98979J109

1	NAME OF REPORTING PERSONS

PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,114,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,114,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,114,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 98979J109

1	NAME OF REPORTING PERSONS

PW Acquisitions LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		112,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

112,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 98979J109

1	NAME OF REPORTING PERSONS

PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,226,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,226,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 98979J109

1	NAME OF REPORTING PERSONS

PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,226,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,226,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 98979J109

1	NAME OF REPORTING PERSONS

Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,114
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,226,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,114
	10	SHARED DISPOSITIVE POWER

1,226,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,262,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 98979J109

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Zoe's Kitchen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5760 State Highway 121, Suite 250, Plano, Texas 75024.

Item 2.	Identity and Background.

(a)       This statement is filed by PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Acquisitions LP, a Delaware limited partnership (“PW Acquisitions”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Fund GP is the general partner of each of Atlas Fund II and PW Acquisitions. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares owned directly by Atlas Fund II and PW Acquisitions.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund II and PW Acquisitions. Mr. Walsh is the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares owned directly by Atlas Fund II and PW Acquisitions.

(b)       The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)       The principal business of each of Atlas Fund II and PW Acquisitions is investing in securities. The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund II and PW Acquisitions and other affiliated entities. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund II and PW Acquisitions and other affiliated entities. Mr. Walsh is the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Atlas Fund II, PW Acquisitions, Atlas Fund GP and PW Capital Management is organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Atlas Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,114,000 Shares owned directly by Atlas Fund II was approximately $11,282,088, including brokerage commissions.

CUSIP NO. 98979J109

The Shares purchased by PW Acquisitions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 112,000 Shares owned directly by PW Acquisitions was approximately $1,033,172, including brokerage commissions.

The Shares purchased by Mr. Walsh were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of 36,114 Shares owned directly by Mr. Walsh was approximately $335,503, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On August 17, 2018, the Issuer announced that it entered into a definitive agreement to be acquired by Cava Group, Inc. for $12.75 per Share in cash (the “Proposed Transaction”).  The Reporting Persons believe the consideration to be paid to shareholders in connection with the Proposed Transaction undervalues the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of Directors of the Issuer, stockholders of the Issuer, the parties involved in the Proposed Transaction and others concerning the Proposed Transaction, the terms thereof and potential alternatives thereto, and more generally, among other things, the business, operations and future plans of the Issuer, and the Reporting Persons’ investment in the Issuer. Depending on various factors including, without limitation, developments relating to the Proposed Transaction, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 19,604,095 Shares outstanding as of August 17, 2018, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 17, 2018.

As of the close of business on August 20, 2018, Atlas Fund II directly owned 1,114,000 Shares, constituting approximately 5.7% of the Shares outstanding, PW Acquisitions directly owned 112,000 Shares, constituting less than 1% of the Shares outstanding, and Mr. Walsh directly owned 36,114 Shares, constituting less than 1% of the Shares outstanding.

CUSIP NO. 98979J109

Atlas Fund GP, by virtue of its relationship to Atlas Fund II and PW Acquisitions, may be deemed to beneficially own the 1,226,000 Shares that Atlas Fund II and PW Acquisitions directly own in the aggregate, constituting approximately 6.3% of the Shares outstanding.

PW Capital Management, by virtue of its relationship to Atlas Fund II and PW Acquisitions, may be deemed to beneficially own the 1,226,000 Shares that Atlas Fund II and PW Acquisitions directly own in the aggregate, constituting approximately 6.3% of the Shares outstanding.

Mr. Walsh, by virtue of his relationship to Atlas Fund II and PW Acquisitions and his direct ownership of 36,114 Shares, may be deemed to beneficially own, in the aggregate, 1,262,114 Shares, constituting approximately 6.4% of the Shares outstanding.

(b)       Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 36,114 Shares.

Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 1,114,000 Shares.

Each of PW Acquisitions, Atlas Fund GP, PW Capital Management and Mr. Walsh has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 112,000 Shares.

(c)       Schedule A attached hereto reports all open market transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except as otherwise provided herein.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated August 21, 2018.

CUSIP NO. 98979J109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW ACQUISITIONS LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 98979J109

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

PW PARTNERS ATLAS FUND II LP

Common Stock	500	10.0860	07/16/2018
Common Stock	19,600	10.0042	07/16/2018
Common Stock	3,000	10.0843	07/17/2018
Common Stock	8,603	10.2013	07/23/2018
Common Stock	50,000	10.4827	07/24/2018
Common Stock	33,729	10.5110	07/25/2018
Common Stock	30,000	10.1444	07/27/2018
Common Stock	3,101	9.9871	07/27/2018
Common Stock	10,000	10.1405	07/30/2018
Common Stock	5,000	9.8490	07/31/2018
Common Stock	5,000	8.9783	08/03/2018
Common Stock	20,000	8.9922	08/06/2018
Common Stock	21,400	8.9321	08/06/2018
Common Stock	12,400	8.9607	08/07/2018
Common Stock	10,000	8.9381	08/08/2018
Common Stock	33,200	8.9723	08/08/2018
Common Stock	80,000	8.9854	08/09/2018
Common Stock	10,000	8.9796	08/09/2018
Common Stock	10,000	8.8500	08/10/2018
Common Stock	10,000	8.8550	08/10/2018
Common Stock	42,259	8.8147	08/10/2018
Common Stock	343,000	8.5507	08/13/2018
Common Stock	40,000	8.9538	08/14/2018
Common Stock	313,208	12.8338	08/20/2018

PW ACQUISITIONS LP

Common Stock	10,000	7.5000	07/20/2018